Exhibit 99.1

FCA Announces Management Change

Fiat Chrysler Automobiles (FCA) today named Mark Chernoby Head of Quality. Chernoby continues his current responsibilities as Chief Operating Officer Product Development. The appointment is effective immediately.

Chernoby replaces Doug Betts who left the Company to pursue other interests.

London, 28 October 2014

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